October 24, 2007


Mail-Stop 4561


Ms. Kay M. Hoveland
President and Chief Executive Officer
Kaiser Federal Financial Group, Inc.
1359 North Grand Avenue
Covina, California 91724


Re:	Kaiser Federal Financial Group, Inc.
	Form S-1
	Filed September 27, 2007
	File No. 333-146364


Dear Ms. Hoveland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Prospectus cover page
1. Revise the first paragraph to disclose the Company`s current trading market and the market price as of the most recent practicable date.
2. Revise the penultimate sentence before the table to clarify that there may be a community offering concurrent with or after the subscription offering and that may be followed by a syndicated community offering.

Summary
Kaiser Federal Bank, page 1
3. Revise the second paragraph to disclose the dollar amount and type of loans purchased during the last full year through June 30, 2007.
In addition, advise the staff if there are any current plans, arrangements or understanding to purchase any loans, and, if so, briefly describe.

Business Strategy, page 3
4. Revise the fourth bullet to indicate whether the anticipated increase in commercial real estate and multi-family loans will be by originations or purchases.

After-Market Performance Information, page 8
5. Supplementally advise the staff if any of the companies listed had a trading market before the second step conversion, and, if so, advise us of the trading price at the date of announcement of the second step conversion or another applicable date.
6. Noting that existing holders will retain their percentage ownership (assuming no additional purchases) but may lose market value as a result of the exchange (price may drop from current market price as a result of additional share issuance), revise to add a risk factor and address this issue. In addition, confirm to us that this disclosure will also be in the Proxy statement to be used in connection with obtaining authority for the second step conversion.

Benefits to Management ..., page 9
7. Noting in the last sentence on page 9 that the benefit plans may not be adopted until after one year, revise to indicate the Company`s current intention as to whether they will adopt the plans prior to or after one year. Also, indicate if shareholder approval will be required if the Company waits beyond one year. If the Company remains undecided, add a risk factor and discuss the potential significant increase in compensation costs, dilution (if authorized but unissued shares are used), and number of shares authorized in the benefit plans, that may result from adopting the plans after the one year period as well as whether or not shareholder approval will be required.

Risk factors, page 20
8. Revise to add a risk factor for the Nasdaq deficiency letter recently received related to the resignation of the financial expert on the audit committee. In this regard, address the cure period and the implications if not cured.
9. Revise the last risk on page 20 to indicate whether the purchased loans are conforming, subprime or alt A and the percentage or amount of each. In addition, address the concentration risk of all these loans being collateralized by California properties and recent trends in housing values in the areas of California where the properties underlying the loans are located. In this regard, we note your disclosure in the fourth paragraph under "Market Area" on page 61.

Our Policy Regarding Dividends, page 34
10. Revise the second and third paragraphs to disclose the amounts available for dividends as of the most recent practicable date.

MD&A
Expected Increase in Non-Interest Expense...., page 44
11. Depending upon your response to our comment above regarding whether or not the benefit plans will be adopted within one year, revise as applicable with the information asked for in the comment above.

Liquidity, Capital Resources and Commitments, page 53
12. Noting the decreasing capital ratios, net interest rate spreads and margins, ROA and ROE since 2005, revise to briefly address these issues as required by Item 303(a)(1) of Regulation S-K.

Management, page 98
13. Revise to disclose the ages of the directors and executive officers on page 99.

Executive Compensation Plan, page 101
14. Noting the bonus paid to Kay Hoveland disclosed in the table on page 103, revise the disclosure here or advise the staff as to how this narrative reconciles with the bonus paid.

General
15. Please note the updating requirements of Rule 3-12 of Regulation
S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Proxy Statement for K-Fed Bancorp
16. Make the applicable changes to the proxy statement from the comments above. Advise us as to what pages in the proxy have changed as a result of the comments above.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to David Irving at
(202) 551-3321 or Hugh West at (202) 551-3872.  All other
questions
may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3491.



							Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group



CC:	Richard S. Garabedian, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2030
	Facsimile (202) 362-2902





Ms. Kay M. Hoveland
Kaiser Federal Financial Group, Inc.
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